UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           KEYSPAN ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.33 1/3 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    114259104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               LEONARD P. NOVELLO,
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          LONG ISLAND LIGHTING COMPANY
                            175 EAST OLD COUNTRY ROAD
                           HICKSVILLE, NEW YORK 11801
                                 (516) 545-5162
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     Copy to
                            THOMAS E. CONSTANCE, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100


                                OCTOBER 17, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                               Page 1 of 15 Pages

CUSIP NO.    114259104                                        Page 2 of 15 Pages

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         SS OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

         Long Island Lighting Company
         11-1019782

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]

                                                              (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                    7.       SOLE VOTING POWER
NUMBER OF                    0
SHARES
BENEFICIALLY        8.       SHARES VOTING POWER
OWNED BY                     0
EACH
REPORTING           9.       SOLE DISPOSITIVE POWER
PERSON                       0
WITH
                    10.      SHARES DISPOSITIVE POWER
                             0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,948,682 shares of Common Stock.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%. Based upon 49,993,378 shares of Common Stock outstanding as of December 18, 1996, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1) and assuming, solely for purposes of such calculation, that the option to purchase such shares has been exercised.

14.      TYPE OF REPORTING PERSON
         CO

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.33 1/3 per share ("KeySpan Common Stock"), of KEYSPAN ENERGY CORPORATION, a New York corporation ("KeySpan"), previously a wholly-owned subsidiary of The Brooklyn Union Gas Company ("Brooklyn Union"), which became Brooklyn Union's parent holding company in connection with a restructuring of Brooklyn Union into a holding company format pursuant to a mandatory exchange of shares with KeySpan. The principal executive offices of KeySpan are located at One Metrotech Center, Brooklyn, New York 11201-3850.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Long Island Lighting Company, a New York corporation ("LILCO"). LILCO supplies electric and gas service in Nassau and Suffolk Counties and to the Rockaway Peninsula in Queens County, all on Long
Island, New York. LILCO's principal executive offices are located at 175 East Old Country Road, Hicksville, New York 11801.

         Each executive officer and each director of LILCO is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

         During the last five years, to the best of LILCO's knowledge, neither LILCO nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which LILCO or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Amended and Restated Brooklyn Union Stock Option Agreement (the "Brooklyn Union Stock Option Agreement" and, as amended, the "KeySpan Stock Option Agreement"), dated as of June 26, 1997, between Brooklyn Union and LILCO, as amended by the Amendment, Assignment and Assumption Agreement (the "Amendment"), dated as of September 29, 1997 by and among Brooklyn Union, LILCO and KeySpan, which was signed by the parties thereto on October 17, 1997, KeySpan granted LILCO an irrevocable option (the "KeySpan Option") to purchase from KeySpan, under certain circumstances and subject to certain adjustments, up to 9,948,682 authorized and unissued shares of KeySpan Common Stock, at a price per share of $30.0375 (the


                               Page 3 of 15 Pages

"Purchase Price"), payable, at LILCO's option, (a) in cash or (b) subject to KeySpan's having obtained the approvals of any governmental authority required for KeySpan to acquire such shares of LILCO Common Stock (as defined below) from KeySpan, in shares of Common Stock, par value $5.00 per share, of LILCO ("LILCO Common Stock").

         As of the date hereof, the KeySpan Option is not exercisable. The shares of KeySpan Common Stock subject to the KeySpan Option would equal 19.9% of the outstanding KeySpan Common Stock before giving effect to the exercise of the KeySpan Option and 16.6% of the outstanding KeySpan Common Stock after giving effect to the exercise of the KeySpan Option. Under certain circumstances, LILCO may require KeySpan to, or KeySpan may be permitted to, repurchase for cash the KeySpan Option and any shares of KeySpan Common Stock acquired pursuant to the exercise of the KeySpan Option.

         The KeySpan Option was originally granted by Brooklyn Union as a condition of and in consideration for LILCO entering into the Agreement and Plan of Exchange, by and among NYECO CORP., Brooklyn Union and LILCO, dated as of December 29, 1996, which was amended and restated in the Amended and Restated Agreement and Plan of Exchange and Merger between Brooklyn Union and LILCO dated as of June 26, 1997 (as amended, the "Brooklyn Union/LILCO Agreement"), and the LILCO Stock Option Agreement, by and between Brooklyn Union and LILCO, dated as of December 29, 1996, which was amended and restated in the Amended and Restated LILCO Stock Option Agreement between Brooklyn Union and LILCO dated as of June 26, 1997 (as amended, the "LILCO Stock Option Agreement").

         The exercise of the KeySpan Option for the full number of shares currently covered thereby would require aggregate funds of $298,833,535. It is anticipated that, should the KeySpan Option become exercisable and should LILCO determine to exercise the KeySpan Option for cash, LILCO would obtain the funds from working capital or by borrowing from parties whose identity is not yet known.

         A copy of the Brooklyn Union/LILCO Agreement is included as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. A copy of the LILCO Stock Option Agreement is included as Exhibit 2.3 to this Schedule 13D and is incorporated herein by this reference. A copy of the Brooklyn Union Stock Option Agreement is included as Exhibit 2.4 to this Schedule 13D and is incorporated herein by this reference. A copy of the Amendment is included as
Exhibit 2.5 to this Schedule 13D and is incorporated herein by this reference. The foregoing discussion of the Brooklyn Union/LILCO Agreement, the LILCO Stock Option Agreement, the Brooklyn Union Stock Option Agreement and the Amendment are qualified in their entirety by reference to such exhibits.


                               Page 4 of 15 Pages

ITEM 4. PURPOSE OF TRANSACTION.

         In connection with the grant of the KeySpan Option, Brooklyn Union and LILCO entered into the Brooklyn Union/LILCO Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Brooklyn Union/LILCO Agreement, each outstanding share of LILCO Common Stock will be exchanged for .803 (the "Ratio") of a newly issued share of Common Stock, par value $0.01 per share, of a holding company (the "Holding Company Common Stock") and each outstanding share of KeySpan Common Stock will be exchanged for one newly issued share of Holding Company Common Stock (collectively, the "Binding Share Exchanges"). Also in connection with the grant of the KeySpan Option, KeySpan and LILCO entered into the LILCO Stock Option Agreement, pursuant to which LILCO granted KeySpan an irrevocable option (the "LILCO Option") to purchase from LILCO, under certain circumstances and subject to certain adjustments, up to 23,981,964 authorized and unissued shares of LILCO Common Stock, at a price per share of $19.725, payable, at KeySpan's option, (a) in cash or (b) subject to KeySpan's having obtained the approvals of any governmental authority required for KeySpan to acquire such shares of LILCO Common Stock from LILCO, in shares of LILCO Common Stock. The LILCO Option was granted by LILCO as a condition of and in consideration for KeySpan entering into the Brooklyn Union/LILCO Agreement and the KeySpan Stock Option Agreement.

         The terms and conditions of the Brooklyn Union/LILCO Agreement are set forth in the Joint Proxy Statement, a copy of which is included as Exhibit 2.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing discussion of the Brooklyn Union/LILCO Agreement is qualified in its entirety by reference to such exhibit.

         Except as set forth herein, LILCO does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of KeySpan Common Stock or the disposition of shares of KeySpan Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving KeySpan or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of KeySpan or any of its subsidiaries; (iv) any change in the present board of directors or management of KeySpan, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of KeySpan;
(vi) any other  material  change in KeySpan's  business or corporate  structure;
(vii) any change in KeySpan's Certificate of Incorporation or By-laws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of KeySpan by any person; (viii) causing a class of securities of KeySpan to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-


                               Page 5 of 15 Pages
dealer quotation system of a registered national securities association; (ix) a class of equity securities of KeySpan becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         Although the KeySpan Option does not allow LILCO to purchase any shares of KeySpan Common Stock pursuant thereto unless and until the conditions to exercise specified in the KeySpan Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and LILCO is entitled to purchase shares of KeySpan Common Stock pursuant to the KeySpan Option, LILCO would currently be entitled to purchase 9,948,682 shares of KeySpan Common Stock, or approximately 19.9% of the currently outstanding KeySpan Common Stock before giving effect to the exercise of the KeySpan Option and 16.6% of the currently outstanding KeySpan Common Stock after giving effect to the exercise of the KeySpan Option (based upon 49,993,378 shares of KeySpan Common Stock outstanding as of December 18, 1996, as represented by KeySpan in the Brooklyn Union/LILCO Agreement).

         LILCO does not have the right to acquire any shares of KeySpan Common Stock under the KeySpan Option unless certain events specified in the KeySpan Stock Option Agreement occur. Accordingly, LILCO does not have sole or shared voting or dispositive power with respect to any shares of KeySpan Common Stock purchasable under the KeySpan Option, and LILCO disclaims beneficial ownership of KeySpan Common Stock subject to the KeySpan Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable LILCO to exercise the KeySpan Option and LILCO exercised the KeySpan Option, LILCO would have sole voting power and sole dispositive power with respect to the shares of KeySpan Common Stock acquired pursuant to the KeySpan Option.

         The foregoing description of certain terms of the KeySpan Stock Option Agreement is qualified in its entirety by reference to the Brooklyn Union Stock Option Agreement which is filed as Exhibit 2.4 hereto and to the Amendment which is filed as Exhibit 2.5 hereto and which are incorporated herein by this reference.

         To the best of LILCO's knowledge, no executive officer or director of LILCO beneficially owns any shares of KeySpan Common Stock, nor (except for the issuance of the KeySpan Option) have any transactions in KeySpan Common Stock been effected during the past 60 days by LILCO or, to the best knowledge of KeySpan, by any executive officer or director of LILCO. In addition, no other person is known by LILCO to have the right to receive or the power to direct the receipt of dividends from, or


                               Page 6 of 15 Pages
the proceeds from the sale of, the securities covered by this
Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed as part of this Schedule 13D:

Exhibit 2.1 --      Joint Proxy  Statement of The Brooklyn Union Gas Company and
                    Long Island  Lighting  Company and  Prospectus of BL Holding
                    Corp. and KeySpan Energy Corporation, dated June 27, 1997, included in the Registration Statement on Form S-4 filed on June 30, 1997, as amended by Post-Effective Amendment No. 1, filed on July 3, 1997. (Incorporated herein by reference from KeySpan Energy Corporation's Form S-4 Registration
                    Statement No. 333-30407)

Exhibit 2.2 --      Amended and  Restated  Agreement  and Plan of  Exchange  and
                    Merger  between  The  Brooklyn  Union Gas  Company  and Long
                    Island   Lighting   Company  dated  as  of  June  26,  1997.
                    (Incorporated  herein by  reference  from Annex A of Exhibit
                    2.1 hereto)

Exhibit 2.3 --      Amended and Restated  LILCO Stock Option  Agreement  between
                    The  Brooklyn  Union Gas Company  and Long  Island  Lighting
                    Company dated as of June 26, 1997. (Incorporated herein by reference from Annex B of Exhibit 2.2 hereto)

Exhibit 2.4 --      Amended and Restated  Brooklyn Union Stock Option  Agreement
                    between Long Island Lighting  Company and The Brooklyn Union
                    Gas Company dated as of June 26, 1997. (Incorporated herein by reference from Annex C of Exhibit 2.2 hereto)

Exhibit 2.5 --      Amendment,  Assignment and Assumption Agreement, dated as of
                    September 29, 1997 by and among  Brooklyn  Union,  LILCO and
                    KeySpan.


                               Page 7 of 15 Pages

                                                                         ANNEX I

                        DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the name and present principal occupation of each director and executive officer of Long Island Lighting Company as of October 17, 1997. The business address of each such director and executive officer is c/o Long Island Lighting Company, 175 East Old Country Road, Hicksville, New York 11801.

NAME                                                      PRINCIPAL OCCUPATION

DIRECTORS
OF LILCO:


A. James Barnes                                     Dean,   Indiana   University
                                                    School   of    Public    and
                                                    Environmental Affairs

George Bugliarello                                  Chancellor,     Polytechnic
                                                    University

Renso L. Caporali                                   Senior  Vice   President  of
                                                    Engineering   and   Business
                                                    Development,        Raytheon
                                                    Company

Dr. William J. Catacosinos                          Chairman and Chief Executive
                                                    Officer,     Long     Island
                                                    Lighting Company

Peter O. Crisp                                      Chairman, Venrock, Inc.

James T. Flynn                                      President      and     Chief
                                                    Operating   Officer,    Long
                                                    Island Lighting Company

Vicki L. Fuller                                     Senior    Vice    President,
                                                    Alliance Capital  Management
                                                    Corporation

Katherine D. Ortega                                 Former   Treasurer   of  the
                                                    United States

Basil A. Paterson                                   Partner,  law firm of Meyer,
                                                    Suozzi,  English  and Klein,
                                                    P.C.

Richard L. Schmalensee                              Director,      Massachusetts
                                                    Institute   of    Technology
                                                    Center    for   Energy   and
                                                    Environmental         Policy
                                                    Research


                               Page 8 of 15 Pages

George J. Sideris                                   Retired      Senior     Vice
                                                    President,    Long    Island
                                                    Lighting Company

John H. Talmage                                     Partner,  H.R. Talmage & Son
                                                    Farm


EXECUTIVE OFFICERS
OF LILCO
(WHO ARE NOT DIRECTORS):


Theodore A. Babcock                                 Vice      President      and
                                                    Treasurer,         Assistant
                                                    Corporate Secretary

Michael E. Bray                                     Senior    Vice    President,
                                                    Electric Business Unit

Charles A. Daverio                                  Vice    President,    Energy
                                                    Exchange Group

Jane A. Fernandez                                   Vice    President,     Human
                                                    Resources

Joseph E. Fontana                                   Vice      President      and
                                                    Controller

Robert  X.  Kelleher                                Senior Vice President, Human
                                                    Resources

Howard A. Kosel                                     Vice    President,    Fossil
                                                    Production

John D. Leonard, Jr.                                Vice   President,    Special
                                                    Projects

Adam M. Madsen                                      Senior    Vice    President,
                                                    Corporate     &    Strategic
                                                    Planning

Kathleen A. Marion                                  Vice  President,   Corporate
                                                    Services    and    Corporate
                                                    Secretary

Brian R. McCaffrey                                  Vice  President,
                                                    Communications

Joseph W. McDonnell                                 Senior    Vice    President,
                                                    Electric & Gas Marketing and
                                                    External Affairs

Leonard P. Novello                                  Senior  Vice  President  and
                                                    General Counsel

Anthony Nozzolillo                                  Senior    Vice    President,
                                                    Finance and Chief  Financial
                                                    Officer

Richard Reichler                                    Vice   President,   Tax  and
                                                    Benefits Planning and Deputy
                                                    General Counsel


                               Page 9 of 15 Pages

William G. Schiffmacher                             Senior    Vice    President,
                                                    Customer    Relations    and
                                                    Information Systems

Werner J. Schweiger                                 Vice   President,   Electric
                                                    Operations

Richard M. Siegel                                   Vice President,  Information
                                                    Systems and Technology

Robert B. Steger                                    Senior Vice  President,  Gas
                                                    Business Unit

William E. Steiger, Jr.                             Vice  President,  Facilities
                                                    and Real Estate

Edward J. Youngling                                 Senior    Vice    President,
                                                    Engineering & Construction


                               Page 10 of 15 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               LONG ISLAND LIGHTING COMPANY



                                By: /s/ Anthony Nozzolillo
                                   -----------------------
                                     Name:  Anthony Nozzolillo
                                     Title: Senior Vice President, Finance
                                             and Chief Financial Officer

Dated:  October 24, 1997


                               Page 11 of 15 Pages

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

2.1 Joint Proxy Statement of The Brooklyn Union Gas Company and Long Island Lighting Company and Prospectus of BL Holding Corp. and KeySpan Energy Corporation, dated June 27, 1997, included in the Registration Statement on Form S-4 filed on June 30, 1997, as amended by Post-Effective Amendment No. 1, filed on July 3, 1997. (Incorporated herein by reference from KeySpan Energy Corporation's Form S-4 Registration Statement No. 333-30407)

2.2 Amended and Restated Agreement and Plan of Exchange and Merger between The Brooklyn Union Gas Company and Long Island Lighting Company dated as of June 26, 1997. (Incorporated herein by reference from Annex A of Exhibit 2.1 hereto)

2.3 Amended and Restated LILCO Stock Option Agreement between The Brooklyn Union Gas Company and Long Island Lighting Company dated as of June 26, 1997.
                  (Incorporated herein by reference from Annex B of Exhibit 2.2 hereto)

2.4 Amended and Restated Brooklyn Union Stock Option Agreement between Long Island Lighting Company and The Brooklyn Union Gas Company dated as of June 26, 1997. (Incorporated herein by reference from Annex C of Exhibit 2.2 hereto)

2.5 Amendment, Assignment and Assumption Agreement, dated as of September 29, 1997 by and among Brooklyn Union, LILCO and KeySpan.


                               Page 12 of 15 Pages